AZZORO, INC.
                        1802 N. Carson Street, Suite 212
                               Carson City, Nevada
                              United States, 89701


August 11, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Kurt K. Murao

Dear Sirs:

Re:      Azzoro, Inc.  - Registration Statement on Form SB-2
         Amendment No. 1 - File No. 333-118262

Further to your letter dated July 8, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Table of Contents, page 4
-------------------------
1. It appears that the page numbers listed here do not correspond to the actual page numbers in the prospectus. For example, you list section "Description of Business" as beginning on page 20; however, this section begins on page 18. Please reconcile accordingly.

         We have revised our page numbers in our Table of Contents to ensure that they correspond to the actual page numbers in the prospectus.

Summary, page 5
---------------
2.       Please   add   a    separate   paragraph which indicates the absence of
         a public market for the common shares and briefly explains how the absence of a public market impacts liquidity.

         We have added the following paragraph to our "Summary" section:

         "There is currently no public market for our common stock and no certainty that a market will develop. If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment."

Risk Factors, page 6
--------------------
If we do not obtain additional financing..., page 6
---------------------------------------------------

3. We note your disclosure that your business plan calls for "significant expenses" in connection with the exploration of the Surprise Lake property. We also not your estimate that the initial exploration is estimated to cost $15,000. Please, however, expand your disclosure, here and in your plan of operations, to quantify the additional amount of financing needed to determine whether the property contains economic mineralization and to cover the anticipated administrative cost.

         We have expanded our disclosure to indicate that we will likely need to expend in excess of $2,000,000 in order to determine whether the Surprise Lake property contains economic mineralization and to cover anticipated administrative costs over the next year of $15,000.

4. We note your disclosure in the last sentence of the second paragraph of this risk factor that even after completing all proposed exploration, you will not know if you have a commercially viable mineral deposit. It is unclear why you would not know whether you have a commercially viable mineral deposit after completing all proposed exploration. What more do you need to do to make this determination? Please expand your disclosure, here and in your plan of operations, to clarify accordingly.

         Even once we have completed all proposed exploration on the Surprise Lake property, we will need to commission a feasibility study, prepared by a professional geologist, which will determine whether mining operations are justified based on the costs to erect mining facilities on the property and the current sale prices of the mineralization discovered. We estimate that the cost of such a feasibility study would be $250,000.

Because of the speculative nature..., page 7
--------------------------------------------
5. Given your disclosure that "in all probability," the Surprise Lake property does not contain any reserves, it appears highly likely that you will be unable to complete your business plan, as you state in the last sentence. Please expand your disclosure to specifically disclose what you will do if the Surprise Lake property does not contain any reserves and you are unable to complete your business plan.

         If we determine that the Surprise Lake property does not contain any reserves and that we are unable to complete our business plan with respect to the claims, we intend to acquire an interest or interests in additional mineral claims for exploration purposes. Additional acquisitions will depend upon our ability to raise additional funding through our sale of common stock.

Organization Within Last Five Years, page 18
--------------------------------------------
6.       We    note     your    disclosure  under  "Certain  Relationships  And
         Related Transactions" on page 23 that Ted Burylo is your sole promoter. Please provide the disclosure required by Item 404(d) of Regulation S-B, as applicable.

         We have provided the disclosure required by Item 404(d) of Regulation S-B in this section.

Description of Business, page 18
--------------------------------
Geological Assessment Report: Surprise Lake Property, page 19
-------------------------------------------------------------

7. Please provide us with a copy of the geological assessment report prepared by Erik A. Ostensoe.

         We enclose a copy of Mr. Ostensoe's geological report respecting the Surprise Lake property.

Compliance with Government Regulation, page 20
----------------------------------------------

8.       Please name the  governmental  authorities  and  agencies  applicable
         to the  exploration  of minerals in    Canada generally, and in British
         Columbia, specifically.

         The governmental agencies responsible for overseeing the exploration of minerals in Canada are primarily the Ministry of Natural Resources Canada and the Ministry of the Environment.. In British Columbia, the responsible government agency is the Ministry of Energy, Mines and Petroleum Resources.

9.       We  note    your   disclosure  that     you     have   "[b]udgeted  for
         regulatory  compliance costs in the proposed work  program...."  Please quantify the amount budgeted for the compliance costs. We also not your disclosure that you will sustain costs of reclamation and environmental remediation, but that these costs are not known at this time. Please disclose estimates of these costs to the extent possible.

         We have quantified the amount budgeted for compliance costs and provided an estimate for reclamation and environmental remediation costs.

Plan of Operations, page 22
---------------------------
10. Please revise your disclosure to define all technical or industry-specific terms, the first time they appear, so that they are easily understood by one not familiar with your business or industry. For example, we note your use of "seismic refraction survey" and "electromagnetic, magnetic, resistivity and induced polarization survey".

         We have described all technical and mineral exploration specific terms in plain language that are understandable by someone unfamiliar with our business.

11. Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish, in order to implement your business plan and achieve revenues in the next twelve months. In this regard, your disclosure should fully describe each even or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.

         We do not expect to earn any revenue from operations until we have either commenced mining operations on the Surprise Lake property or have sold an interest in the property to a third party. Before this occurs, we expect that we will have to complete current recommended exploration on the property, as well as additional exploration recommended by a geologist.

12. Please disclose the information required by Item 303(c) of Regulation S-B, as applicable.

         We do not have any  off-balance  sheet  arrangements  that  have or are reasonably likely to have a current or future effect on the small business issuer's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

No Public Market for Common Stock, page 23
------------------------------------------
13. Please indicate if you have taken any steps to engage a market-maker to apply for quotation on the OTC Bulletin Board on your behalf. Assuming you have engaged a market-maker, clarify how long it takes to make an application and have your securities quoted on the OTC Bulletin Board. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

         We have not taken any steps to engage a market-marker to apply for quotation on the OTC Bulletin Board on our behalf. If we are able to engage a market-maker, we anticipate that it will take approximately two months for our securities to be quoted on the OTC Bulletin Board following submission of the application. However, there is no guarantee that our application will be approved. Even if we obtain an OTC Bulletin Board quotation, there is no assurance that there will be a liquid market for our stock.

14. You indicate there can be no assurance that a public market for your common stock will ever materialize. Please also indicate that there can be no assurance that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.

         We have disclosed the following:

         "As well, there is no assurance that our stock may be resold at the offered price if and when an active secondary market might develop.
         Even if developed, a public market for our securities may not be sustained."

Financial Statements
--------------------
General
-------
15. Please revise the document to include audited financial statements as of March 31, 2005. Further updating of interim financial statements may be required to comply with Rule 310(g) of Regulation S-B. We would expect the cumulative date required by SFAS 7 to be covered by the audit report in the updated audited financial statements.

         We have included audited financial statements for the fiscal year ended March 31, 2005 with our amended registration statement.

Exhibits, page 50
-----------------
Legality Opinion
----------------
16. We note that the legality opinion refers to AAA Minerals Inc, as opposed to the registrant. We further note that the legality opinion references the registration of 2,512,000 shares; however, the registration statement appears to be registering 2,710,000 shares. Please revise the legality opinion accordingly.

         In accordance with comment 17, we will obtain a new legal opinion.

17. We note that you filed a legality opinion prepared by Warren J. Soloski, Esq. It appears, however, that Mr. Soloski is unable to provide a valid legality opinion as he is suspended from appearing or practicing before us as an attorney. Please see Release No. 51830 at www.sec.gov/litigation/admin/34-51930.pdf. Accordingly, please file a valid legality opinion with your amended filing.

         We are prepared to retain acceptable counsel in order to provide an additional legality opinion and will file the opinion with our next amendment.

Signatures

18. Please have your chief financial officer sign is this capacity. See "Instructions for signatures" to form SB-2.

         Our chief financial officer has signed in this capacity.

         Yours truly,

         /s/ Ted Burylo

         Azzoro, Inc.
         Ted Burylo, President